Mail Stop 3561

January 10, 2007

John G. Murray, President
c/o Hospitality Properties Trust
400 Centre Street
Newton, MA 02458

> **Re:** **TravelCenters of America LLC**
> **Registration Statement on Form S-1**
> **Filed December 12, 2006**
> **File No. 333-139272**

Dear Mr. Murray:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file all required exhibits, such as your operating agreement and the legal opinion, in a timely manner so that we may have time to review them before you request that your registration statement become effective.

Prospectus Cover Page

2. We note that you are a limited liability company that is issuing common stock. Please confirm that your common stock will have full voting, dividend and liquidation rights

usually associated with common stock   If not, please provide here a brief description of your securities. See Item 501(b)(2) of regulation S-K.

About this Prospectus, page i

3. Please include in your 2nd paragraph a cross reference to a detailed discussion indicating how the business will be materially different. Also, clarify in this paragraph, if true, that the material difference will be in the structure of ownership and not in the actual day to day operations of the Centers.

Summary, page 1

4. Please delete the parenthetical phrases from the top of page 1. The meanings of the terms are clear from the context in which they are used.

Cautionary Note Regarding Forward Looking Statements, page 8

5. We note that you refer to the safe harbor provided under the Private Securities Litigation Reform Act. Section 21E(b)(2)(E) of the Exchange Act and Section 27A(b)(2)(E) of the Securities Act expressly state that the safe harbor provided by the Act does not apply to statements made in connection with an offering by a partnership, limited liability company, or a direct participation program. Further, Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made with respect to the business or operation of an issuer if the offering is the issuer's initial public offering. Therefore, please delete the references to the safe harbor. See Interpretation M.2. in the July 2001 Telephone Interpretations Supplement publicly available on our website www.sec.gov.

Risk Factors, page 9

6. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the recipients in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

    - The price of fuel can be volatile,…page 9
    - Our business is highly competitive,…page 10
    - Our growth strategy may not succeed,…page 10

    Please note these are examples only. Review your entire risk factor section and revise as necessary.

7. Revise your risk factor disclosures to provide the following additional information:

- Indicate that your costs associated with the new lease agreement and shared services agreement are significantly higher than historical interest and depreciation expenses which could result in a prolonged period of substantial losses. Disclose that if losses persist over an extended period of time, this may have a material negative impact on your business and your company's stock.

- Disclose that the lease agreement may require significantly increased cash outlays as a result of the elimination of depreciation expenses.

- Disclose that the terms of your lease agreement limit the amount of capital expenditures to be reimbursed by the lessor. Disclose that allowance for capital expenditures under the lease agreement is significantly less than historic capital expenditures. Disclose that this could result in additional cash outlays

- Disclose that your cash flows could be materially and negatively impacted as a result of lease payments, unreimbursed capital expenditures, and losses. Disclose that reductions in cash flows could negatively impact your ability to maintain your travel centers and make payments under your lease agreement.

The Hospitality Trust Acquisition, page 15

8. We note your disclosure that the acquisition is subject to certain customary conditions and that it may be terminated for reasons customary in transactions of this type. Please expand your disclosure to provide a description of all material reasons the transaction may be terminated.

The Company, page 17

9. Discuss the importance and duration of all material patents, trademarks and licenses held. See Item 101(c)(1)(iv) of Regulation S-K.

Our Lease with Hospitality Trust, page 25

10. Please provide a discussion of the methods and process used in determining the lease terms. Further, we note that you have not filed as exhibits the Form of Transaction Agreement, Form of Shared Services Agreement and the Form of Master Lease Agreement. In this regard, please provide a discussion of the manner in which decisions will be made regarding your future growth, operations and major corporate decisions as they relate to Hospitality Trust. For example, will you be required to accept future property site selections and decisions by Hospitality Trust for Travel Centers? We may have further comments.

Competition, page 31

11. We note your references to a study published by the National Association of Truck Stop
    Operators. Please provide us with a copy of this study, appropriately marked and dated.
    Also, if you commissioned the study, please identify in your disclosure that you
    commissioned the study. Further, please indicate whether the study is available to the
    public. If not, you must also file as an exhibit the author's consent to be named in the
    registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

12. Please expand this section to discuss known material trends and uncertainties that will have,
    or are reasonably likely to have, a material impact on your revenues or income or result in
    your liquidity decreasing or increasing in any material way. Discuss whether you expect
    that trend to continue. Please provide additional analysis concerning the quality and
    variability of your earnings and cash flows so that investors can ascertain the likelihood or
    the extent past performance is indicative of future performance. Please discuss whether you
    expect levels to remain at this level or to increase or decrease. Also, you should consider
    discussing the impact of any changes on your earnings. Further, please discuss in
    reasonable detail:
    - economic or industry-wide factors relevant to your company, and
    - material opportunities, challenges, and risks in short and long term and the actions you
      are taking to address them.

    See Item 303 of Regulation S-K and SEC Release No. 33-8350.

13. On page 40 you discuss operating and selling, general and administrative expenses for the
    year ended December 31, 2005 compared to the year ended December 31, 2004. The
    operating expenses of $419.1 million for 2005 and $361.5 million for 2004 do not agree
    with page F-30 of the financial statements. Please tell us why or revise as appropriate.

Legal Proceedings, Page 33

14. We note your Note 9 to TravelCenters of America, Inc. Unaudited Historic Financial
    Statements discloses that the IRS seized $5.3 million from your bank account. Please either
    include disclosure concerning this litigation or advise us why you believe it is unnecessary.

Management, page 48

15. Describe briefly any arrangement pursuant to which the directors have been named as
    directors. See Item 401(a) of Regulation S-K.

Executive Officers, page 49

16. Please revise to describe the business experience of Messrs. Doane, George and Szima for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401 of Regulation S-K.

Executive Compensation, page 52

17. Please update your disclosures to provide 2006 information.

Security Ownership After the Spin Off, page 56

18. Please confirm that your disclosures include shares to be received within 60 days.

19. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Barclay Global Investors and Capital Research and Management. See Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp. 4S of Reg. S-K section of March 1999 Supp. to Manual.

Certain Relationships, page 58

20. Clearly indicate whether you believe the transactions and agreements with related parties are comparable to terms generally available to you from unaffiliated third parties. Also, please file all related party contracts. In addition, give a detailed discussion of steps to be taken in decisions that arise with conflicts of interest.

21. We note that your Note 12 to TravelCenters of America, Inc. Unaudited Historic Financial Statements indicates that you have notes and related interest receivables from management stockholders as of September 30, 2006. Please either disclose or advise.

Unaudited Pro Forma Consolidated Financial Statements, page F-2

22. In pro forma balance sheet adjustment C you report $119.6 of estimated cash to be contributed by Hospitality Trust. Please expand the disclosure to discuss the factors that may cause this contribution to be materially different. Also, if appears you should discuss the impact a material change in the amount of cash would have on the expected operations. If materially different pro forma results may occur, please revise to present a range of possible results. See Item 11-02(b)(8) of Regulation S-X.

23. Please revise pro forma adjustment D with respect to goodwill to clarify that you are not acquiring the goodwill of the predecessor. It appears that you should reconcile the total purchase price to the fair value of the assets and liabilities acquired and report the excess as

goodwill, if appropriate. Please revise or tell us how the existing disclosure complies with this principal.

24. Please expand adjustment F to explain how the amount was determined and reconcile to the historical amounts.

25. Please explain to us why you believe that SFAS 98 is applicable to your company. It does not appear that Travel Centers of America LLC will ever own the majority of the property of the predecessor given that the property will be transferred to the Hospitality Trust simultaneous upon the closing of the acquisition of the predecessor.

26. Please expand pro forma adjustment P to disclose the assumptions, including income tax impact, related to the unrecorded interest income.

Financial Statements – TravelCenters of America LLC, page F-10

Balance Sheet, page F-11

27. Please revise the issuers balance sheet to show authorized but unissued preferred shares, if any. If there are no authorized preferred shares please advise us of this fact.

Note 1 – Organization, page F-12

28. Please revise to state that you are a wholly owned subsidiary of Hospitality Properties Trust. Also, please revise to state that your year end will be December 31, if true.

29. On page 5 you disclose that you owned or had agreements with respect to three parcels of land suitable for future development. Please revise to include a footnote explaining the arrangements or revise the disclosure as appropriate.

30. We note from the disclosure on page 4 that you may expand through acquisition. Please tell us if you, or Hospitality Trust, have any commitments, understandings or agreements to acquire travel centers.

Financial Statements – TravelCenters of America, Inc., page F-28

31. If applicable, please revise to show authorized but unissued preferred stock on the face of the balance sheet. Also, please revise futures filings, if applicable, to show the number of common shares outstanding on the face of the balance sheet.

32. We note that you use the term "redeemable equity" on the face of the predecessor's balance sheet and present the associated balance in a mezzanine level. Based on the information in

Note 15, please tell us why the value of the redeemable equity is not presented as a liability in accordance with paragraph 9 of SFAS 150.

Undertakings, page II-4

33. Please revise to include the undertakings required by Item 512(a)(5) and (6) of Regulation S-K.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bob Burnett, Accountant, at (202) 551-3330 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: William J. Curry, Esq.
        Sullivan & Worcester LLP